UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-13762

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RECKSON 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RECKSON ASSOCIATES REALTY CORP.
225 Broadhollow Road
Melville, New York 11747
(631) 694-6900

Back to Contents

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reckson 401(k) Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

Reckson 401(k) Plan

Financial Statements
and Supplemental Schedule

Year ended December 31, 2005

Back to Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Reckson 401(k) Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Reckson 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

New York, New York
June 21, 2006

Back to Contents

Reckson 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments (Note 3)	$7,285,517	$5,736,186

Receivables:
Employer contributions	10,401	11,185
Participant contributions	15,119	12,707
Participant loans	200,552	142,921

Cash and cash equivalents	772,396	671,356

Net assets available for benefits	$8,283,985	$6,574,355

See accompanying notes.

Back to Contents

Reckson 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31,
	2005	2004
Additions:
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments (Note 3)	$517,294	$660,834
Interest and dividends	269,563	150,435
Employer contributions	160,268	155,851
Participant contributions	1,351,086	1,103,985

Total additions	2,298,211	2,071,105

Deductions:
Benefits paid to participants	(588,581)	(1,130,442)

Net increase in net assets available for benefits	1,709,630	940,663

Net assets available for benefits:
Beginning of the year	6,574,355	5,633,692

End of year	$8,283,985	$6,574,355

See accompanying notes.

Back to Contents

Reckson 401(k) Plan

Notes To Financial Statements

1. Description of the Plan

The following description of the Reckson 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was created on January 1, 2001 for the purpose of providing eligible employees of Reckson Management Group, Inc. (the “Employer”) and its related companies (collectively, the “Affiliates”) that participate in the Plan (collectively, the “Participating Employers”) with an opportunity to increase their savings on a tax-favored basis. Shares of the common stock of Reckson Associates Realty Corp. (“Reckson”) are among the investment options offered to participants pursuant to the Plan.

The Plan is a defined contribution plan sponsored by the Employer covering all eligible full-time employees of the Participating Employers who have completed three months of service and are age twenty-one or older.

The following Participating Employers participated in the Plan during the years ended December 31, 2005 and 2004:

Reckson Management Group, Inc.
Reckson Construction and Development, LLC
RANY Management Group, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Back to Contents

Reckson 401(k) Plan

Notes To Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Commencing January 1, 2004, participants may contribute up to 30% of their pre-tax annual cash compensation and up to 15% of their pre-tax cash bonus, as defined in the Plan. Participants may also roll over amounts representing distributions from other qualified benefit or defined contribution plans. In addition, the Plan permits individuals who are at least age 50 before the end of the calendar year to make a catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offered 13 mutual funds, one money market fund and the common stock of Reckson as investment options for participants. Additional discretionary matching contributions may be contributed at the option of the Participating Employers. Contributions are subject to certain limitations.

The aggregate of all employee contributions are subject to the limitations of the Internal Revenue Code (the "Code"). Such limitations on total contributions made by an employee during the Plan years of 2005 and 2004 were $14,000 and $13,000, respectively. In addition, limitations on total catch-up contributions during the Plan years of 2005 and 2004 were $4,000 and $3,000, respectively.

Employer contributions are based on a discretionary amount determined by the Participating Employer’s management. Commencing with the calendar year beginning January 1, 2004, the Participating Employers have elected to match 50% of eligible participant deferral contributions up to the lesser of 3% of their annual compensation, as defined, or $1,000 per employee per year. As of January 1, 2006, this amount has been increased to $1,250 per employee per year. During the years ended December 31, 2005 and 2004, the Participating Employers contributed $160,268 and $155,851 to the Plan, respectively, of which approximately $4,013 and $1,100, respectively, was forfeited by Participants who failed to meet the Plan’s vesting requirements. Pursuant to the terms of the Plan, such forfeited amounts will be used by the Participating Employers to off-set future Plan expenses and Participating Employer contributions. As of December 31, 2005 these forfeited amounts have not been used to off-set Plan expenses and Participating Employer contributions.

Back to Contents

Reckson 401(k) Plan

Notes To Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and charged with an allocation of the Plan’s administrative expenses, if not paid by the Participating Employers. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. During the years ended December 31, 2005 and 2004, the Participating Employers paid 100% of the Plan’s administrative expenses, including accounting fees, aggregating approximately $40,000 and $41,000, respectively.

Vesting

Participants are immediately 100% vested in their contributions and earnings thereon. Additionally, a participant is eligible for employer matching contributions, if any, after one year of credited service, which then vests ratably based on five years of credited service.

Participant Loans

Participants may generally borrow from their accounts up to 50 percent of their vested account balance up to $50,000. The participant loans are secured by the balance in the participant’s account and bear interest at the U.S. prime lending rate plus one-half percentage point. At December 31, 2005, there were 30 participant loans outstanding with an aggregate balance of $200,552 and a weighted average term of 3.4 years. At December 31, 2004, there were 25 participant loans outstanding with an aggregate balance of $142,921 and a weighted average term of 3.1 years.

Plan Termination

Although it has not expressed any intent to do so, the Participating Employers have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Back to Contents

Reckson 401(k) Plan

Notes To Financial Statements (continued)

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with GAAP.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

	December 31,
	2005	2004

Growth Fund of America	$1,963,407	$1,686,631
Reckson Associates Realty Corp.—Common Stock	810,018	684,811
MFS International New Discovery Fund	1,143,500	906,400
BlackRock Index Equity Fund—Class A	561,192	469,850
American Balanced Fund	686,590	565,543

Back to Contents

Reckson 401(k) Plan

Notes To Financial Statements (continued)

3. Investments (continued)

The investments of the Plan appreciated / (depreciated) in fair value during the years ended December 31, 2005 and 2004 as follows:

	2005	2004

BlackRock Money Market Fund	$18,866	$4,741
Federated US Government Bond Fund	(5,199)	4,941
Growth Fund of America	221,616	175,775
American Century International Growth Fund	30,095	25,838
Reckson Associates Realty Corp.—Common Stock	73,605	176,700
FrontLine Capital Group—Common Stock	(153)	96
MFS International New Discovery Fund	114,290	132,188
BlackRock Index Equity Fund—Class A	17,678	36,085
Cohen & Steers Realty Shares	1,616	5,138
Royce Low Price Stock	3,761	1,269
Janus Advisor Capital Fund	39,429	27,591
AIM Technology Fund	11,699	7,538
MFS Value Fund	(421)	14,730
American Balanced Fund	(5,743)	22,459
Fidelity Advisor Mid-cap Fund	(6,812)	23,709
AIM Global Healthcare Fund	2,967	2,036

Net realized and unrealized appreciation in fair value of investments	$517,294	$660,834

4. Related Party Transactions

During the years ended December 31, 2005 and 2004, the Plan received $36,364 and $34,441, respectively, in common stock dividends from Reckson.

5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Back to Contents

Reckson 401(k) Plan

Notes To Financial Statements (continued)

6. Income Tax Status

The underlying non-standardized prototype plan, from which the Plan is based on,  has received an opinion letter from the Internal Revenue Service ( "IRS" ) dated  November 19, 2001 stating that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to, and has chosen to rely on, the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Event

The Economic Growth and Tax Relief Reconciliation Act of 2001 added section 402A to the Code which allows after-tax Roth contributions to a 401(k) plan. Beginning in 2006, employers can voluntarily add the Roth feature to their plan. Commencing July 1, 2006, eligible participants of the Plan will be given the option to make after-tax contributions under a Roth 401(k) Plan (the “Roth Plan”). Participating employee contributions and catch-up contributions made under the Roth Plan are considered towards the annual dollar limitations as prescribed by the Code.

Back to Contents

Supplemental Schedule

Back to Contents

Reckson 401(k) Plan
EIN-11-3062956 Plan-002
Schedule H, Line 4(i)–Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Description of Investment	Current Value

Federated U.S. Government Bond Fund	Mutual Fund	$377,751
Growth Fund of America	Mutual Fund	1,963,407
American Century International Growth Fund	Mutual Fund	298,963
Reckson Associates Realty Corp.—Common Stock*	Common Stock	810,018
MFS International New Discovery Fund	Mutual Fund	1,143,500
BlackRock Index Equity Fund—Class A*	Mutual Fund	561,192
Janus Advisor Capital Fund	Mutual Fund	326,032
AIM Technology Fund	Mutual Fund	391,958
American Balanced Fund	Mutual Fund	686,590
Fidelity Advisor Mid-cap Fund	Mutual Fund	293,840
MFS Value Fund	Mutual Fund	181,451
Cohen & Steers Realty Shares	Mutual Fund	77,745
AIM Global Health Care Fund	Mutual Fund	48,496
Royce Low Price Stock	Mutual Fund	124,574

		$7,285,517

Loans to participants at per annum interest rates ranging between 4.50% and 7.50%.		$200,552

(*) Indicates party-in-interest to the Plan.

Back to Contents

Reckson 401(k) Plan

Exhibits

23.0	Consent of Independent Registered Public Accounting Firm

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Reckson 401(k) Plan

	By:	Reckson Management Group, Inc., as Plan Administrator

Date: June 21, 2006		By: /s/ Michael Maturo Michael Maturo President, Treasurer and Chief Financial Officer of Reckson Associates Realty Corp.